

2A Entertainment, LLC

Telling meaningful stories through cinema and TV.

Motion Pictures & Film · Grand Rapids, MI · 6 followers

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Overview

Website
https://www.2aentertainment.com/

Industry
Motion Pictures & Film

Company size
2-10 employees
2 on LinkedIn ⓘ

Headquarters
Grand Rapids, MI

Type
Partnership